EXHIBIT 12.1
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Nine Months Ended		Year Ended December 31,
	September 30, 2012		2011		2010		2009		2008		2007
Earnings:
Income before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations (1)	$95,977		$104,297		$114,889		$33,133		$124,320		$96,238
Fixed charges	57,149		72,131		71,945		65,405		65,420		56,968
Distributions from equity investments	827		2,848		2,482		986		2,262		1,239
Capitalized interest	(479)		(498)		(383)		(600)		(797)		(494)

Adjusted Earnings	$153,474		$178,778		$188,933		$98,924		$191,205		$153,951

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$56,594		$71,600		$71,525		$64,730		$63,713		$56,097
Interest income	76		33		37		75		910		377
Capitalized interest	479		498		383		600		797		494

Total Fixed Charges	$57,149		$72,131		$71,945		$65,405		$65,420		$56,968

Ratio of Earnings to Fixed Charges	2.7	x	2.5	x	2.6	x	1.5	x	2.9	x	2.7	x

(1)
Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the nine months ended September 30, 2012 includes $11.3 million in impairment charges for properties held and used and $0.5 million in costs associated with loan refinancing or payoff. Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2011 includes $24.3 million in impairment charges for properties held and used and $4.9 million in costs associated with loan refinancing or payoff, net. Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2010 includes a $0.5 million impairment charge for other assets, $0.7 million in provision for loan losses and $11.4 million in costs associated with loan refinancing or payoff.  Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2009 includes $2.1 million in impairment charges for properties held and used, $71.0 million in provision for loan losses and $0.1 million in costs associated with loan refinancing or payoff.